www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 1 of 20

CanAlaska Uranium Ltd.

CVV - TSX-V CVVUF - OTCBB DH7N – Frankfurt

Management Discussion and Analysis

For the Third Quarter and Nine Months Ended

January 31, 2015

Dated March 24, 2015

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Annual Information Form (“AIF”) or the Company’s audited consolidated financial statements for the year ended April 30, 2014. The following information is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the nine months ended January 31, 2015.

Table of Contents:

1.	OVERVIEW OF THE COMPANY AND STRATEGY	2
2.	MILESTONES AND PROJECT UPDATES	4
3.	FINANCIAL POSITION	12
4.	Expenditures Review	14
5.	CASHFLOW REVIEW	15
6.	Other matters	16
7.	Quarterly Financial information	20

This MD&A contains forward-looking information. Refer to Section 6 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 2 of 20
1.	OVERVIEW OF THE COMPANY

✓	Over 19 projects covering 695,000 hectares focused on Uranium (section 1.1)
✓	Cash resources of $1.7 million (as at January 31, 2015)
✓	22,068,136 common shares issued and outstanding (March 24, 2015)

The Company has responded to the drop in market activity and values since the Fukushima nuclear incident by actively marketing its expertise and uranium exploration projects to industry and end users for project financings or sales. There has been a slow resurgence in interest, and at the end of the third quarter of our 2015 fiscal year, some renewed interest from North American and Chinese industry groups in response to the Canada-China nuclear accord. Management has continued with evaluating its priorities, taken steps to streamline non-discretionary expenditures, continued it efforts to raise funds and continues to explore all opportunities to sell and/or joint venture its properties. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to the difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. From time to time, the Company will evaluate new properties and direct activities to these based on the Board of Director’s evaluation of financial and market considerations at the time.

1.1	Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to acquire and advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus for the past nine years has been the exploration for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. There are four projects on which the Company has expended most of its recent efforts. Three of these projects, West McArthur, Cree East and Fond Du Lac are 50% joint ventures, and the fourth, NW Manitoba, is currently under option to Northern Uranium Corp. ("Northern Uranium"). Going forward it is expected that the Company will focus its effort on two of the project, West McArthur and Cree East. The Company is actively marketing the remainder of its projects for option, joint venture or sale.

Table 1: Canadian Strategic Property Summary
Property / Project Name	Notes	Hectares	LTD Expenditures
West McArthur	Ventured with Mitsubishi	36,000	$19,687,000
Cree East	Ventured with Korean Consortium	58,000	$19,226,000
NW Manitoba	Option with Northern Uranium Corp.	144,000	$7,260,000
Fond Du Lac	Option with Fond Du Lac Denesuline	10,000	$4,547,000
TOTAL			$50,720,000

In the Athabasca Basin, the Company’s most advanced projects are those which the Company has under joint venture with Japanese and Korean entities. The Company has a strong in-house exploration team along with outside consultants which it can access and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) on the West McArthur project. On the Cree East project, the Company is the Operator of a 50% Joint Venture with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Networks Co. Ltd.

Throughout the region, the Company controls an exploration portfolio of 19 projects totalling over 2,610 square miles (695,000 hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva. The largest of these projects is the NW Manitoba Project, located just east of the Saskatchewan-Manitoba provincial border. In 2012, the Company re-started exploration at the NW Manitoba project, after waiting since 2007 for the Manitoba government approvals related to community consultation. In early 2012, the Company completed an operating MOU with the local community and geophysics work and target definition started in March 2012. At the current time, the Company has optioned the project to Northern Uranium. Northern Uranium may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program (see section 2.2.3).

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 3 of 20

In addition, CanAlaska is the operator of a Joint Venture with the Fond Du Lac Denesuline community over an area which covers the historic Fond Du Lac uranium deposit, and where the Company has extended the target area to the east, with a drill intercept of 40.4 metres grading 0.32% uranium.

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office) and La Ronge, Saskatchewan (Field support and Equipment Warehouse).

The Company believes that the fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices. Since 2004, CanAlaska has expended over $78 million on exploration and research towards the advancement of uranium discovery on our current project areas. The information gained from this work has provided the Company with significant evidence about the nature and location of mineral rich hydrothermal systems in areas of the Athabasca where previous information was lacking. The increase in understanding of the geology of the target areas, and the integration of modern geophysical methods with data processing to get more precise target definition at depth gives management the confidence to continue exploration for large scale uranium deposits on our projects.

As of March 23, 2015, the Company had 22,068,136 shares outstanding with a total market capitalization of $3.3 million. The Company’s shares trade on the TSX Venture Exchange (“CVV”) and are quoted on the OTCQB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”). On December 30, 2013, the Company's shares commenced trading on the TSX Venture Exchange and ceased trading on the Toronto Stock Exchange. On September 2, 2014, the Company's shares were approved for trading in the United States on the OTCQB Marketplace.

The financial statements and the Management Discussion and Analysis have been prepared under IFRS applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. For the nine months ended January 31, 2015, the Company reported income of $1.0 million and as at that date had cash and cash equivalents of $1.7 million, net working capital balance of $2.2 million and an accumulated deficit of $80.5 million. The Company is continuing to pursue a number of financing alternatives including selling and/or joint venturing some of its properties.

The Company's ability to continue as a going concern is dependent upon its ability to obtain additional funding from debt, equity or through other arrangements. Management believes that the cash on hand is sufficient to meet corporate, administrative and selected exploration activities for at least the next twelve months. Management may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. Management has taken steps to streamline non-discretionary expenditures and financial overheads and is working to option, joint venture or sell its individual exploration projects. The above factors cast doubt regarding the Company’s ability to continue as a going concern.

1.2	Strategic and Operating Intent

•         Targeted marketing of uranium projects for financing

•         Restriction of uranium exploration activity until financial markets recover in this sector

•         Strong commitment to option, project joint venture or sale of individual exploration projects

•         Evaluate alternate commodities and projects suitable for market financing, or acquisition and sale

•         Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to maintain a position in the uranium exploration sector, but, due to increasingly difficult market conditions facing junior mining and junior uranium exploration companies, management has taken steps to streamline non-discretionary expenditures and financial overheads

•         The Company has tax loss carry-forwards of approximately $9 million and cumulative Canadian exploration expenses of approximately $18 million

•         Our Korean partners have contributed all of their $19.0 million funding commitment towards the Cree East project, but have requested a slow-down in expenditures, or introduction of an incoming partner

•         At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska which maybe deferred in 2014/2015 to await better market conditions

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 4 of 20
2.	MILESTONES AND PROJECT UPDATES

2.1	Overview– May 1, 2014 to March 24, 2015
•	Exploration underway at Patterson Lake and NW Manitoba (February 2015)
•	Northern Uranium earns 50% interest in NW Manitoba (December 2014)
•	Common shares trade in the United States on the OTCQB (September 2014)
•	Carpenter project - staked four claim blocks (July 2014)
•	Kasmere south uranium project sale completed (June 2014)
•	Cree East project target extended (June 2014)

At the Patterson Lake property, Makena Resources has resumed geophysics work on the property. The Patterson Lake project is located adjacent to the PLS project of Fission Uranium and the Patterson Lake North project of Fission 3.0. At the NW Manitoba property, core drilling has commenced to evaluate a number of gravity and resistivity targets.

In December 2014, the Company received notification from Northern Uranium of the expenditure threshold for the 50% earned interest in the NW Manitoba property, as well as continued work on the project.

In September 2014, the Company announced that its common shares have been approved for trading in the United States on the OTCQB Marketplace under the symbol, CVVUF.

In July 2014, the Company staked the Cable Bay project (previously Carpenter project) which consists of four block of claims with a total area of 2,411 hectares. The project is partly on land and partly over Cree Lake. The Cable Bayr project straddles the edge of the Athabasca basin, along a major Basin structure, the Cable Bay Shear Zone which hosts uranium mineralization in Nuinsco Resources Corp's Diabase Peninsula project. The Nuinsco Resources Corp's claims are adjacent immediately to the northeast. The depth to unconformity is less than 90 metres.

In June 2014, the sale of the Kasmere South uranium project in Northern Manitoba to East Resource was completed for a total cash payment of $1.8 million and a 2.5% net smelter royalty was completed.

In June 2014, the Company announced that the winter geophysics program at the Cree East project has defined a 1.8 kilometre long graphitic basement EM conductor adjacent to Zone B quartz ridge uplift and its surrounding large hydrothermal alteration halo.

2.2	Project Updates

Overview

The Company currently has 19 projects within the Athabasca basin area and has carried out exploration programs on 3 of these in the past year. In the first nine months of fiscal 2015, the Company spent approximately $109,000 ($168,000 net of $59,000 from reimbursements from partners) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

Exploration spending in the first three quarter of 2015 is down from the same comparative quarters of 2014. In the third quarter, the Company historically spent time preparing and interpreting data in preparation for its winter programs.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 5 of 20

The following table summarizes the Company’s expenditures for the nine months ended January 31, 2015.

Table 2: ($000's) Total Exploration	Cree East	West McArthur	Fond du Lac	NW Manitoba	Other Athabasca Basin Projects	Other and Generative Projects	Total
Camp Cost & Operations	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-
General & Admin	47	41	-	7	24	11	130
Geochemistry	64	-	-	-	-	-	64
Geology	-	-	-	-	-	-	-
Geophysics	(55)	-	-	-	1	-	(54)
Other	20	2	-	1	5	-	28
Gross Expenditures	76	43	-	8	30	11	168
Reimbursement	(38)	(21)	-	-	-	-	(59)
Net Expenditures	38	22	-	8	30	11	109

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects. Reimbursements represents the amounts received from our joint venture partners and option partners to be applied against the expenditures for the project.

2.2.1	West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. As at January 31, 2015, the Company holds a 50% interest in the West McArthur project. Mitsubishi holds the remaining 50% interest in the property. The Company acts as project operator under the supervision and guidance of Dr. Karl Schimann, P. Geo. and Mr. Peter Dasler, P. Geo. and earns a fee between 5% and 10%, based on expenditures incurred. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

Table 3: ($000's)	Quarterly
West McArthur Project	Q413	Q114	Q214	Q314	Q414	Q115	Q215	Q315	LTD
Camp Cost & Operations	(8)	-	-	-	-	-	-	-	2,976
Drilling	-	-	-	-	-	-	-	-	6,745
General & Admin	8	6	8	10	11	8	26	7	2,173
Geochemistry	-	-	-	-	-	-	-	-	339
Geology	-	-	-	-	-	-	-	-	1,000
Geophysics	-	-	-	-	-	-	-	-	5,775
Other	-	1	2	-	-	1	1	-	679
Gross Expenditures	-	7	10	10	11	9	27	7	19,687
Reimbursement	-	(4)	(5)	(5)	(6)	(5)	(14)	(2)	(14,248)
Net Expenditures	-	3	5	5	5	4	13	5	5,439

The West McArthur project is located between 6 and 30 kilometres west of the producing McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares. On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 6 of 20

The project is accessible during the winter drill season by seasonal winter ice roads and winter trails and during the summer exploration season by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for West McArthur were acquired between October 2004 and February 2009 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The claim numbers are as follows, S-107561, S-107562, S-107563, S-107565, S-107773, S-108010, S-108011, S-108012, S-111412 S-111413, S-111511 and S-111512. The mineral rights to West McArthur are valid and in good standing with the earliest claim requiring renewal in October 2029 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

In April 2012, the Company announced a preliminary summary of drilling at its West McArthur project. Seven diamond drill holes were completed in February and March 2012, to test a series of individual zones where the resistivity lows were coincident with the EM conductors within the Grid 5 area. Total meterage drilled in the season was 6,422 metres, including one abandoned drill hole. The winter 2012 drill programme has demonstrated on Grid 5 the presence of requisite geological environment for unconformity uranium deposits. Significant faulting and fracturing are present in a number of drill holes, with individual radioactive spikes or elevated radioactivity in zones of hydrothermal alteration.

In June 2012, the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of uranium. Previous exploration was hampered by the depths to the basement, however, recent advances with airborne geophysical survey technology has enabled penetration to those depths. Multiple exploration programs since 2005 have identified targets with strong geophysical feature, similar to those near existing uranium mines. Limited drill testing in several of these areas have shown the basement offsets, hydrothermal clay alteration, and elevated uranium geochemistry consistent with the Athabasca unconformity deposit model. The project has four target areas which are being evaluated for further drill testing.

The property has undergone a series of exploration programs, including extensive geophysics and drilling of over 35 drill holes since 2005. Approximately $19.7 million has been spent by the joint venture.

The next drill programs are dependent on financing. The project does not have a drill program planned for 2015. Active full season programs of 6-9 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. The project currently has a maintenance budget of approximately $100,000 for 2015 which will be funded 50% by CanAlaska and 50% by Mitsubishi.

As at January 31, 2015, the total exploration costs incurred for the West McArthur project was $19.7 million. Further exploration expenditures for this project has been deferred in 2014/2015 to await better capital market conditions in order to raise exploration funds. The West McArthur property is without known reserves and any proposed program is exploratory in nature.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 7 of 20

2.2.2	Cree East Project, Saskatchewan – Korean Consortium

The Cree East project is located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 17 contiguous mineral claims totalling approximately 58,000 hectares. In December 2007 a Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), agreed to spend $19.0 million on the properties to earn into a 50% interest in the Cree East project.

As of January 31, 2015, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The remaining 50% interest is held by CanAlaska. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at January 31, 2015, the Company is holding approximately $130,000 of joint venture funds.

Table 4: ($000's)	Quarterly
Cree East Project	Q413	Q114	Q214	Q314	Q414	Q115	Q215	Q315	LTD
Camp Cost & Operations	-	-	1	(13)	-	(6)	7	(1)	3,332
Drilling	-	-	27	-	-	-	-	-	6,740
General & Admin	18	-	13	5	9	15	25	7	550
Geochemistry	-	-	-	-	-	11	52	1	601
Geology	20	-	1	-	-	-	-	-	1,583
Geophysics	-	-	-	-	151	4	-	(59)	3,355
Management Fees	6	1	4	-	17	6	8	(5)	1,583
Other	3	-	-	-	7	10	1	-	1,482
Net Expenditures	47	1	46	(8)	184	40	93	(57)	19,226

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 8 of 20

The project is accessible during the winter drill season by seasonal winter ice roads and winter trails and during the summer exploration season by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for Cree East were acquired between November 2004 and June 2010 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The claim numbers are as follows, S-107757, S-107774, S-107775, S-107776, S-107777, S-107778, S-107779, S-107780, S-108357, S-108358, S-108382, S-108383, S-108384, S-108385, S-108386, S-108387 and S-111809. The mineral rights to Cree East are valid and in good standing with the earliest claim requiring renewal in September 2025 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

The project area covers Athabasca group conglomerates and sandstones. Sandstone unconformity overlies basement at depths in the order of 200 to 300 metres in the south. Structural breaks which trend across the across the property further drop the basement to estimated depths of 800 to 900 metres across the northern edge of the property The basement is composed of the Lower Proterozoic, (Trans Hudson) Mudjatik domain, granitoids and associated minor supercrustals (psammites, pelites and metavolcanics) A significant portion of the property is considered to be underlain by rocks of the highly prospective Wollaston Domain.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

The property has undergone extensive exploration since 2005 with $19.2 million expended on surveys, extensive geophysical testing and over 70 drill holes testing targets.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of uranium. The area has numerous conductors and faults which act as both the conduit and the trap for potential uranium mineralization. A number of structures and conductive targets have been identified from the Company's exploration efforts.

The next substantial work programs on the property will consist mainly of drill testing the current targets. Active full season programs of 15-18 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. The project currently has a maintenance budget of approximately $100,000 for 2015.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees. CanAlaska acts as project operator under the supervision and guidance of Dr. Karl Schimann, P. Geo. and Mr. Peter Dasler, P. Geo.

As at January 31, 2015, the total exploration costs incurred for the Cree East project was $19.2 million. In March 2014 the Joint Venture carried out geophysical surveys over the Zone B target area. This surveying was in preparation for a proposed summer drill program. The summer drill program was dependant upon financing by CanAlaska or others. The Korean Consortium and CanAlaska are actively marketing the Cree East project for option or joint venture to allow for the continuation of the drill exploration. The Cree East property is without known reserves and any proposed program is exploratory in nature.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 9 of 20

2.2.3	NW Manitoba, Manitoba

This property consists of approximately 144,000 hectares and lies between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The project was re-started in March 2012 following a four and a half year permitting delay due to consultations between the government of Manitoba and the local community. The Company has now concluded an operating MOU with the local community and recommenced ground survey work. The ground resistivity gravity geophysical surveys carried out in March 2012 localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey. These targets are similar in style to the Andrew Lake uranium project in Nunavut, which has similar resistivity and gravity geophysical responses related to uranium mineralization hosted in regional fault structures.

In September 2013, the Company entered into an option agreement Northern Uranium Corp. (previously MPVC Inc.) for an interest in the NW Manitoba project. Northern Uranium may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, make a cash payment of $35,000, issue 12 million common shares and issue 6 million common share purchase warrants.

On February 28, 2014, the option agreement with Northern Uranium for the NW Manitoba project was amended to extend the date of certain provisions of the agreement from February 28, 2014 to March 14, 2014. In consideration for amending the option agreement, Northern Uranium paid a further non-refundable cash deposit in the amount of $50,000 on March 14, 2014.

In April 2014, the Company announced that Northern Uranium had received highly anomalous radon results of a recently completed, land-based survey over the Maguire Lake area. Northern Uranium reports that its geologic team is most encouraged by the distribution of radon, resistivity, magnetic and gravity anomalies which are prime drill targets for uranium mineralization.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 10 of 20

In December 2014, the Company received notification from Northern Uranium of the expenditure threshold for the 50% earned interest in the NW Manitoba property, as well as continued work on the project.

2.2.4	Grease River

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Grease River claims of approximately $29,000 as it did not renew its permits on these claims.

2.2.5	Poplar

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Poplar claims of approximately $11,000 as it did not renew its permits on these claims.

2.2.6	Helmer

In August and September 2014, the Company acquired 11 block of claims, totalling 4,862 hectares located near the southern shore of Lake Athabasca, 12 kilometres west of Fond Du Lac on central northern edge of the Athabasca basin for $5,005.

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Helmer claims of approximately $14,000 as it did not renew its permits on these claims.

2.2.7	Lake Athabasca

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $7,000 as it did not renew its permits on these claims.

2.2.8	Carswell

In August 2014, the Company acquired 8 block of claims, totalling 1,723 hectares located in the western portion of the Athabasca basin, within the roughly circular Carswell geologic structure at Cluff Lake for $2,400.

2.2.9	Ruttan

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Ruttan claims of approximately $10,000 as it did not renew its permits on these claims.

2.2.10	Patterson

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc ("Makena"). Makena may earn a 50% interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

On June 30, 2014, the option agreement with Makena Resources Inc. for the Patterson project was amended whereby in exchange for a six month extension on the work program, Makena agreed to return the Patterson Lake North project and the Patterson Lake East project to the Company.

On March 6, 2015, the option agreement with Makena Resources Inc. for the Patterson project was amended whereby in exchange for an extension on the work program and remaining cash payment and share issuance, Makena agreed to issue an addition 750,000 common shares to the Company subject to TSX Venture Exchange approval.

2.2.11	Cable Bay

In July 2014, the Company acquired four block of claims, totalling 2,411 hectares located partly on land and partly over Cree Lake for $2,004. The property straddles the edge of the Athabasca basin, along the Cable Bay Shear Zone.

2.2.12	Moon

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Moon claims of approximately $8,000 as it did not renew its permits on these claims.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 11 of 20
2.2.13	Reefton

In March 2014, the Company entered into a purchase agreement to sell the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. The Company recognized a loss on disposal of the Reefton project of approximately $4,000.

On May 20, 3014, Golden Fern Resources Limited, the Company's wholly owned subsidiary in New Zealand, began liquidation proceedings which was completed on August 29, 2014. The New Zealand subsidiary was liquidated after the sale of the Reefton project to Stevenson. There were no significant assets or liabilities remaining in the entity.

2.2.14	Kasmere

In March 2014, the Company entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company East Resources Ltd. for an aggregate cash payment totalling $1.8 million. The Company retains a 2.5% net smelter royalty on any future production. On March 28, 2014, the Company received a non-refundable cash payment of $200,000 from East Resources Ltd. Subsequent to April 30, 2014, the Company also received the remaining cash instalments of $100,000 and $1.5 million on May 30, 2014 and June 26, 2014 respectively.

2.2.15	Big Creek

In December 2014, the Company acquired two claim blocks totalling 481 hectares located in south central British Columbia for $842.

During the nine months ended January 31, 2015, the Company recognized an impairment on certain of its Big Creek claims of approximately $3,000 as it did not renew its permits on these claims.

2.2.16	Other Projects

The Company uses its technical staff between field seasons to evaluate other mineral projects for acquisition, either by staking or by option, with the purpose of sale to third parties. For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Projects” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

Table 5: Other projects update	Status	Recent work undertaken
Big Creek	Seeking Venture Partner	No significant work undertaken
Cable Bay	Seeking Venture Partner	No significant work undertaken
Carswell	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	No significant work undertaken
Grease River	Seeking Venture Partner	No significant work undertaken
Hanson	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	No significant work undertaken
Kasmere South	Sale to East Resources
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	No significant work undertaken
Patterson	Option with Makena Resources Inc.	Airborne surveys have been contracted
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	No significant work undertaken
Rainbow Hill AK	Seeking Venture partner or sale	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained

The Company is restricting its exploration activities on these Other projects until financial markets recover. The Company intents to continue its efforts to seek a venture partner either through a joint venture or sales of its other projects.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 12 of 20

In the first three quarters of fiscal 2015, the Company recognized an impairment on its Grease River, Poplar, Ruttan, s Lake Athabasca, Moon, Big Creek and Helmer claims of approximately $82,000 as it did not renew certain of its permit on these properties.

CanAlaska maintains 17 other projects in the Athabasca basin; 1 project in Alaska and 3 projects in British Columbia. These other projects have value to the Company but are not being actively explored, other than reviews and reporting. A number of these projects are being marketed for sale or joint venture, and the company hopes to realize increased value in the future.

All of the samples from the CanAlaska exploration programs have been submitted to one of two qualified Canadian Laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP. Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, were analyzed by aqua regia digestion and ICP analysis. The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Our exploration activities requires permitting in the Province of Saskatchewan. For our projects in Saskatchewan, the Company applies for surface exploration permits from the Ministry of Environment, a letter of advice from the Heritage Resources Branch of the Ministry of Tourism, Parks, Culture and Sport, and a Right to Use Water from the Saskatchewan Water Authority. For our exploration projects in the Province of Manitoba, the Company applies for a Prospecting License, a Work Permit from the Manitoba Department of Conservation, and a notification to the Director of Mines for airborne surveys. In addition, all exploration activities have to conform to the Fisheries Act in terms of protection of fish habitat.

3.	FINANCIAL POSITION and CAPITAL resources

3.1	Cash and Working Capital

Table 6: ($000’s) Cash and Working Capital	Jan-15	Apr-14
Cash and cash equivalents	1,710	1,044
Trade and other receivables	85	52
Available-for-sale securities	541	414
Trade and other payables	(136)	(382)
Working capital	2,200	1,128

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents is approximately $130,000 in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 4 of the condensed interim consolidated financial statements for further details.

As at January 31, 2015, included within trade and other receivables is approximately $1,000 in Goods and Services Tax ("GST") refunds. The increase in available-for-sale securities is primarily a result of a combination of the receipt of 4,750,000 shares from Northern Uranium Corp. (previously MPVC Inc.) for our NW Manitoba project and 750,000 shares from Makena for our Patterson Lake project in the nine months ended January 31, 2015 along with the changein the market value of the Company's portfolio of available-for-sale securities at period end. The decrease in trade and other payables is consistent with the corporate activities compared with the fourth quarter of 2014. In Q414, the Company was operating an extensive geophysics program at our Cree East project.

3.2	Other Assets and Liabilities

Table 7: ($000’s) Other Assets and Liabilities	Jan-15	Apr-14
Reclamation bonds	132	189
Property and equipment	243	294
Mineral property interests (Section 2.2)	731	813

During the nine months ended January 31, 2015, the Company recognized an impairment on its Grease River, Poplar, Ruttan, Lake Athabasca, Moon, Big Creek and Helmer projects for approximately $82,000 as it did not renew certain of its permits for these

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 13 of 20

properties. Also during the period, the Company acquired the Cable Bay, Helmer, Carswell, and Big Creek properties by staking claims totalling 9,477 hectares for approximately $11,000.

During the nine months ended January 31, 2015, the Company received proceeds of approximately $25,000 for the sale of property and equipment.

3.3	Equity and Financings

Table 8: ($000’s) Equity	Jan-15	Apr-14
Common shares	73,205	73,205
Equity reserve	10,947	10,807
Investment revaluation reserve	(297)	(24)
Deficit	(80,549)	(81,564)
Total equity	3,306	2,424

Table 9: (000’s) Equity Instruments	Jan-15	Apr-14
Common shares outstanding	22,068	22,068
Options outstanding
Number	4,076	3,851
Weighted average price	$0.16	$0.20
Warrants outstanding
Number	-	-
Weighted average price	-	-

Equity instruments

As of March 24, 2015, the Company had the following securities outstanding. Common shares - 22,068,136; stock options – 4,075,500; and warrants – nil.

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay project.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 14 of 20

4. Expenditures Review

Table 10: ($000’s)	Quarterly
Quarterly Earnings (Loss) & Comprehensive Earnings (Loss) Summary	Q413	Q114	Q214	Q314	Q414	Q115	Q215	Q315
Revenue	-	-	-	-	-	-	-	-
Exploration Cost
Mineral property expenditures net of reimbursements	30	29	87	15	140	54	114	(59)
Write-down on reclamation bonds	-	3	-	-	-	-	-	-
Mineral property write-offs	54	143	33	141	40	50	15	17
Recoveries on option payments received	-	-	(240)	(25)	(481)	(1.881)	-	(150)
Equipment rental income	-	-	-	(11)	(1)	(4)	-	(4)
	84	175	(120)	120	(302)	(1,781)	129	(196)
Other Expenses (Income)
Consulting, labour and professional fees	121	100	87	110	105	288	98	118
Depreciation	26	20	20	20	20	16	16	16
(Gain) loss on disposal of properties and equipments	14	1	-	-	4	-	-	(35)
Foreign exchange (gain) loss	-	-	-	(1)	2	-	-	-
Insurance, licenses and filing fees	24	19	29	37	13	10	38	5
Interest income	(4)	(4)	(2)	(2)	(2)	(3)	(5)	(4)
Other corporate costs	19	9	9	10	5	10	12	4
Investor relations and presentations	15	1	2	9	10	6	56	18
Rent	20	4	7	7	8	6	7	4
Stock-based payments	137	-	20	105	-	61	-	80
Travel and accommodation	4	2	2	1	4	1	2	3
Impairment and loss (gain) on disposal of available-for-sale securities	83	8	16	12	38	6	9	2
Management fees	(6)	(1)	(5)	-	(24)	(6)	(10)	5
	453	159	185	308	183	395	223	216
Net (loss) earnings for the period	(537)	(334)	(65)	(428)	119	1,386	(352)	(20)

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Unrealized loss (gain) on available- for-sale securities	(45)	23	(40)	86	(46)	130	198	(55)
Comprehensive (loss) earnings	(492)	(357)	(25)	(514)	165	1,256	(550)	35
Basic and diluted (loss) earnings per share	(0.02)	(0.02)	(0.00)	(0.02)	0.01	0.06	(0.02)	(0.00)

In the nine months ended January 31, 2015, the Company spent approximately $168,000 on exploration costs and recovered $59,000 from our exploration partners for a net mineral property expenditure of $109,000. In Q315, the Company received a credit note for a geophysics program on our Cree East property of approximately $59,000.

For the nine months ended January 31, 2015, the Company recognized mineral property impairments on the Grease River, Poplar, Ruttan, Lake Athabasca, Moon, Big Creek and Helmer projects for approximately $82,000 as the Company did not renew certain of its permits for these projects.

In Q115, the Company completed the sale of the Kasmere South project to East Resources Ltd. During Q115, the Company received proceeds of $1.6 million for the sale of the property. The Company also received 2,250,000 shares from MPVC Inc. related to the option agreement of our NW Manitoba project and 750,000 shares from Makena Resources related to the option agreement of our Patterson project. During Q315, the Company received 2,500,000 shares from Northern Uranium (previously MPVC Inc.) related to the option agreement of our NW Manitoba project.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 15 of 20

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income from charging exploration projects for the rental of this equipment. In Q314, Q414 and Q115, the rental income is related to the rental of tents and camp supplies to a 3rd party.

Consulting, labour, and professional fees are higher than the same comparative prior period. The increase is primarily attributed to an increase in the salaries expense from the employment for senior staff and management. In Q315, the Company's use of professionals and consulting expenses were consistent with the prior comparative period. In July 2014, the Company paid each director of the Company a $25,000 directors’ fee. The directors of the Company suspended their cash compensation from January 1, 2013 to June 2014 in order to assist the Company in its plans to control its operating costs.

In Q315, insurance, licenses and filing fees were lower compared to Q314. The decrease is primarily attributed to the lising fees related to the application for the Company's common shares to trade on the TSX Venture Exchange. On December 30, 2014, the Company's common shares were approved for trading on the TSX Venture Exchange under the symbol, CVV.

Investor relations expenses were higher in Q315 compared to Q314. The increase is primarily attributed to use of an investor relations consultant in the Q315. During the three months ended January 31, 2014, the Company reduced its discretionary expenditures and financial overheads in order to control its operating costs.

Rent expense was lower in Q315 compared with the same comparative prior period, Q314. The Company sublet its office space in March 2013 in its effort to reduce it cash burn and operating costs going forward. The Company is however committed to the full lease amount, not the net for the head lease on the Vancouver office space.

Share-based payments decreased in Q315 compared to Q314. The decrease was attributed to the decrease in the number of options granted relative to Q314. During Q315, there were 762,500 options granted compared to 1,591,750 options granted in Q314.

Management fees were higher in Q315 compared to Q314. This was primarily due to the increase in our exploration activities relative to last year. During same period last year, the Company spent $164,000 on exploration, of which $64,000 were related to our joint venture projects where management fees were generated. During Q315, the Company spent $168,000 on exploration, of which only $119,000 were related to joint venture projects.

5.	CASHFLOW and liquidity REVIEW

As of January 31, 2015, the Company had $1.7 million in cash and cash equivalents and working capital of $2.2 million and as of April 30, 2014, the Company had $1.0 million in cash and cash equivalents and working capital of $1.1 million.

5.1	Operating Activities

The Company’s operating activities resulted in net cash outflows of $1.0 million and $0.5 million for the nine months ended January 31, 2015 and 2014 respectively. Operating activities and costs for the nine months ended January 31, 2015 are higher than the nine months ended January 31, 2014 as the Company had a greater amount of exploration activities relative to the prior year. The Company is however continuing its efforts to minimize it operating costs in order to conserve its cash reserves.

5.2	Financing Activities

Financing activities resulted in net cash outflows of approximately $nil and $1,000 for the nine months ended January 31, 2015 and 2014 respectively. During the nine months ended January 31, 2014, the Company incurred TSX listing fees related to the Company's share compensation plan. During the nine months end January 31, 2015, the Company had no financing activities. Currently, junior uranium exploration companies are finding it difficult to seek financing. The Company is working to sell option or joint venture non core assets.

5.3	Investing Activities

Investing activities resulted in net cash inflows of $1.7 million and net cash outflows of $7,000 for the nine months ended January 31, 2015 and 2014 respectively. During the nine months ended January 31, 2015, the Company received $1.6 million from East Resources for the sale of the Kasmere South project and $25,000 from Makena for their option on the Patterson project. The Company also staked our Cable Bay, Helmer, Carswell, Big Creek projects for approximately $11,000 and recovered $58,000 of reclamation bonds deposited with the Manitoba Mines Branch during the period. The Company also received $25,000 in proceeds from the sale of property and equipment. During the nine months ended January 31, 2014, the Company staked the Hansen for approximately $10,000

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 16 of 20

and the Hodgson project for approximately $7,000. The Company also recovered approximately $10,000 of reclamation bonds deposited with the Manitoba Mines Branch.

6.	Other matters

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2014, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

6.1	Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the three and nine months ended January 31, 2015 and 2014 were as follows. Certain compensation is paid to Schimann Consultants, a company controlled by Dr. Karl Schimann, the VP of Exploration.

Table 11: Compensation to Related Parties	Three months ended January 31		Nine months ended January 31
($000’s)	2015 $	2014 $	2015 $	2014 $
Employment benefits	71	55	260	165
Schimann Consultants	34	19	152	56
Directors fees	-	-	100	-
Share-based compensation	71	100	125	118

The directors and key management were awarded the following share options under the employee share option plan during the nine months ended January 31, 2015:

Table 12: Share Option Issuance
Date of grant	Number of options	Exercise price	Expiry
June 30, 2014	503,750	$0.18	June 30, 2016
November 7, 2014	597,500	$0.12	November 7, 2019
December 15, 2014	90,000	$0.14	December 15, 2019

6.2	Financing

Due to increasingly difficult market conditions facing junior uranium exploration companies management is currently in the process of evaluating its priorities and taking steps to streamline non-discretionary expenditures. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

6.3	Critical Accounting Estimates and Judgments

6.3.1	Share-Based Payment Plan

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company. The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 9 to the interim consolidated financial statement of the Company. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the fair value amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

6.3.2	Mineral Property Interest

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 17 of 20

6.3.3	Going Concern

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material. Refer to section 1.1.

6.4	Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. As at the end of the period covered by this management's discussion and analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Chief Executive Officer and the Chief Financial Officer have also concluded that, as of the end of the period covered by this management's discussion and analysis, the Company's ICFR is effective and the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the Internal Control – Integrated Framework (1992) (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Company's ICFR. During the nine months ended January 31, 2015 there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

6.5	Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 18 of 20
6.6	New Accounting Standards Adopted

The following standards were adopted effective May 1, 2014.

(i) IFRIC 21, Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy. IFRIC 21 is effective for the Company beginning on May 1, 2014. The adoption of this standard had no effect on the Company's consolidated financial statements.

6.7	Future Accounting Pronouncements

Unless otherwise noted, the following new or revised standards will be effective for the Company in future periods.

(i) IFRS 9 Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

(ii) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Entities can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 1017. The Company has not yet completed an assessment of the impact of adopting IFRS 15.

6.8	Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits. In addition, reference should be made to the most recently filed AIF available on SEDAR at www.sedar.com.

6.8.1	Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects. Without further financing and exploration work on its properties the Company expects its current 697,324 hectares of property to reduce to 502,218 hectares by December 31 2015, and 401,431 hectares by December 31 2016. The Company’s Fond Du Lac property reached its last anniversary on February 25 2015, after February 2016 a new lease or a special lease extension will be required by the Fond Du Lac community from Aboriginal and Northern Affairs Canada. The Cree East and West McArthur projects, with current work filings are in good standing for a minimum 15 years from the current date. Refer to section 1.1.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 19 of 20
6.8.2	Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

6.8.3	Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. The Company has a large land position in the Athabasca Basin, and has carried out extensive exploration, but has not defined an economic deposit. Other exploration companies have been successful with the discovery of deposits in the Athabasca, and these companies tend to attract investors away from CanAlaska. CanAlaska relies on the ongoing support of its JV partners to fund their portion of exploration, however additional funding from the current partners is uncertain. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

6.8.4	Foreign Political Risk

The Company’s material property interests are currently located in Canada. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

6.8.5	Government Laws, Regulation and Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

6.8.6	Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

www.canalaska.com

CanAlaska Uranium Ltd. - MD&A January 31, 2015	Page 20 of 20
6.8.7	Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

6.8.8	Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company on July 31, 2012, has terminated all long term employment contracts with senior management and has completed the negotiation of reduced contracts with the CEO, former CFO and VP Exploration. The VP Corporate Development position was terminated and the responsibilities have been assumed by the CEO. Remaining technical staff are working on part time contracts. In January 2013, Mr. Chan, the Corporate Controller took over the position of CFO replacing Mr. Ramachandran. In June 2013, the Company received the resignation of board member, Hubert Marleau. On September 26, 2013, the Company accepted the resignation of board member, Michael Riley. Dr. Karl Schimann, VP Exploration, was appointed to the board of directors on September 26, 2013 in Mr. Riley's place. On January 7, 2014, Kathleen Kennedy Townsend was appointed to the Company's board of directors.

6.8.9	Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

6.8.10	Foreign Currency Exchange

A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

6.8.11	Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

7.	QUARTERLY FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 13: ($000’s)	Quarterly
Loss & Comprehensive Loss Summary	Q413	Q114	Q214	Q314	Q414	Q115	Q215	Q315
Revenue	-	-	-	-	-	-	-	-
(Loss) earnings for the period	(537)	(334)	(65)	(428)	119	1,386	(352)	(20)
(Loss) earnings per share	(0.02)	(0.02)	(0.00)	(0.02)	0.01	0.06	(0.02)	(0.00)

Table 14: ($000’s) Financial Position summary	As at
	Apr 30, 2013	Jul 31, 2013	Oct 31, 2013	Jan 31, 2014	Apr 30, 2014	Jul 31, 2014	Oct 31, 2014	Jan 31, 2015
Total Assets	3,225	2,878	2,826	2,416	2,806	3,974	3,406	3,442
Total Liabilities	195	204	158	157	382	233	215	136
Total Equity	3,030	2,674	2,668	2,259	2,424	3,741	3,191	3,306